SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 17 November, 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Bank of Ireland

2. Name of director

Roy Bailie
Richard Burrows
Laurence Crowley
David Dilger
Donal Geaney
Maurice Keane

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roy Bailie
Richard Burrows
Laurence Crowley
David Dilger
Donal Geaney
Maurice Keane

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Stock in lieu of Part Director's Fees

7. Number of shares / amount of stock acquired

Roy Bailie 147
Richard Burrows 235
Laurence Crowley 784
David Dilger 90
Donal Geaney 147
Maurice Keane 147

8. Percentage of issued class

Roy Bailie 0%
Richard Burrows 0%
Laurence Crowley 0%
David Dilger 0%
Donal Geaney 0%
Maurice Keane 0%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class



11. Class of security

Ordinary Stock

12. Price per share

Euro 10.60 in each case

13. Date of transaction

14 November 2003

14. Date company informed

14 November 2003

15. Total holding following this notification

Roy Bailie 1,412
Richard Burrows 45,981
Laurence Crowley 31,881
David Dilger 2,190
Donal Geaney 7,734
Maurice Keane 1,191,332

16. Total percentage holding of issued class following this notification

Roy Bailie 0.0001%
Richard Burrows 0.005%
Laurence Crowley 0.003%
David Dilger 0.0002%
Donal Geaney 0.001%
Maurice Keane 0.12%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Peter Nugent
+ 353 1 6043402

25. Name and signature of authorised company official responsible for making this notification

Peter Nugent

Date of Notification

17 November 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Bank of Ireland

2. Name of director

Ray MacSharry
George Magan
Caroline Marland
Tom Moran
Denis O'Brien
Mary Redmond

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ray MacSharry
George Magan
Caroline Marland
Tom Moran
Denis O'Brien
Mary Redmond

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Stock in lieu of Part Director's Fees

7. Number of shares / amount of stock acquired

Ray MacSharry 147
George Magan 90
Caroline Marland 147
Tom Moran 147
Denis O'Brien 147
Mary Redmond 147

8. Percentage of issued class

Ray MacSharry 0%
George Magan 0%
Caroline Marland 0%
Tom Moran 0%
Denis O'Brien 0%
Mary Redmond 0%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class



11. Class of security

Ordinary Stock

12. Price per share

Euro 10.60 in each case

13. Date of transaction

14 November 2003

14. Date company informed

14 November 2003

15. Total holding following this notification

Ray MacSharry 1,620
George Magan 1,090
Caroline Marland 1,371
Tom Moran 1,386
Denis O'Brien 201,371
Mary Redmond 2,543

16. Total percentage holding of issued class following this notification

Ray MacSharry 0.0001%
George Magan 0.0001%
Caroline Marland 0.0001%
Tom Moran 0.0001%
Denis O'Brien 0.02%
Mary Redmond 0.0002%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Peter Nugent
+ 353 1 6043402

25. Name and signature of authorised company official responsible for making this notification

Peter Nugent

Date of Notification

17 November 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary


Date: 17 November 2003